Exhibit 97.1

Dodd-Frank Clawback Policy

(as adopted by the Compensation Committee of the Board of Directors on 24 October 2023)

Introduction

The Dodd-Frank Clawback Policy (the “Policy”) of Ardagh Metal Packaging S.A. (the “Company”) provides for the recovery of certain incentive compensation in the event of an Accounting Restatement (as defined below). It is designed to comply with Section 303A.14 of the New York Stock Exchange Listed Company Manual (the “Clawback Rules”) as set forth in Appendix A, promulgated pursuant to Rule 10D-1 under the U.S. Securities Exchange Act of 1934, as amended, that enacts the clawback standards under Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Definitions

As used in this Policy, the following definitions apply:

●	“Accounting Restatement” means an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
●	“Covered Individuals” means the Company’s current and former executive officers, as determined by the Compensation Committee in accordance with the definition of executive officer set forth in Rule 10D-1 and the Clawback Rules.
●	The amount of “Erroneously Awarded Compensation Received” subject to recovery under the Policy, as determined by the Compensation Committee, is the amount of Incentive-Based Compensation received by the Covered Individual that exceeds the amount of Incentive-Based Compensation that would have been received by the Covered Individual had it been determined based on the restated amounts.
●	An “Executive Officer” is the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the Company. Policy-making function is not intended to include policymaking functions that are not significant.
●	A “Financial Reporting Measure” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the SEC.
●	“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is “Received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

Recovery of Erroneously Awarded Incentive Compensation

The Company will comply with the Clawback Rules and reasonably promptly recover Erroneously Awarded Compensation Received by Covered Individuals in the event the Company is required to prepare an Accounting Restatement. The Compensation Committee may determine not to recover Erroneously Awarded Compensation pursuant to this Policy in circumstances where non-enforcement is expressly permitted by the Clawback Rules, for example, where recovery would violate the provisions of Luxembourg law in effect prior to 28 November 2022.

Covered Individuals

The Compensation Committee will determine the Company’s Covered Individuals, an initial list of whom is set forth in Appendix B, which may be updated by the Compensation Committee from time to time. Covered Individuals will be required to complete and return to the Company, an acknowledgment form as set forth in Appendix C.

Covered Compensation

This Policy applies to the Incentive-Based Compensation Received by a Covered Individual:  (1) after such Covered Individual began service as an Executive Officer; (2) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; (3) while the Company has a class of securities listed on a U.S. securities exchange or securities association; and (4) during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described above (or during any transition period, that results from a change in the Company’s fiscal year, within or immediately following those three completed fiscal years, as determined in accordance with the Clawback Rules).

The amount of Incentive-Based Compensation subject to this Policy is the Erroneously Awarded Compensation, which is the amount of Incentive-Based Compensation Received by a Covered Individual that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received by the Covered Individual had it been determined based on the restated amount (or otherwise determined in accordance with the Clawback Rules), and will be computed without regard to any taxes paid by the Covered Individual (or withheld from the Incentive-Based Compensation). The Compensation Committee will make all determinations regarding the amount of Erroneously Awarded Compensation in accordance with the Clawback Rules.

Method of Recoupment

The Compensation Committee shall determine, in its sole discretion, the manner in which any Erroneously Awarded Compensation shall be recovered. Methods of recovery may include, but are not limited to: (1) seeking direct repayment from the Covered Individual; (2) reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement pursuant to which the Incentive-Based Compensation was paid) any future amounts that would be payable to the Covered Individual under any compensation, bonus, incentive, equity and other benefit plan, agreement, policy or arrangement maintained by the Company or any of its affiliates; (3) cancelling any award (whether cash- or equity-based) or portion thereof previously granted to the Covered Individual; or (4) any combination of the foregoing.

No-Fault Basis

This Policy applies on a no-fault basis, and Covered Individuals will be subject to recovery under this Policy without regard to their personal culpability or involvement in preparing the previously issued financial statements of the Company subject to the Accounting Restatement.

Other Company Arrangements

This Policy shall be in addition to, and not in lieu of, any other clawback, recovery or recoupment policy maintained by the Company from time to time, as well as any clawback, recovery or recoupment provision in any of the Company’s compensation, bonus, incentive, equity and other benefit plans, awards or individual agreements (including the clawback, recovery and recoupment provisions in the Company’s equity award agreements) (collectively, “Other Company Arrangement”) and any other rights or remedies available to the Company, including termination of employment; provided, however, that there is no intention to, nor shall there be, any duplicative recoupment of the same compensation under more than one policy, plan, award or agreement. In addition, no Other Company Arrangement shall serve to restrict the scope or the recoverability of Erroneously Awarded Compensation under this Policy or in any way limit recovery in compliance with the Clawback Rules.

No Indemnification

Notwithstanding anything to the contrary set forth in any policy, arrangement, bylaws, charter, articles of association or plan of the Company or any individual agreement between a Covered Individual and the Company or any of its affiliates, no Covered Individual shall be entitled to indemnification from the Company or any of its affiliates for the amount that is or may be recovered by the Company pursuant to this Policy; provided, however, that to the extent expense advancement or reimbursement is available to a Covered Individual, this Policy shall not serve to prohibit such advancement or reimbursement.

Administration; Interpretation

The Compensation Committee shall interpret and construe this Policy consistent with the Clawback Rules and applicable laws and any determinations made by the Compensation Committee shall be final, binding and conclusive on all affected individuals. As required by the Clawback Rules, the Company shall provide public disclosures related to this Policy and any applicable recoveries of Erroneously Awarded Compensation. To the extent this Policy conflicts or is inconsistent with the Clawback Rules, the Clawback Rules shall govern. In no event is this Policy intended to be broader than, or require recoupment in addition to, that required pursuant to the Clawback Rules.

Amendment or Termination of this Policy

The Compensation Committee reserves the right to amend this Policy at any time and for any reason, subject to applicable law and the Clawback Rules. To the extent that the Clawback Rules cease to be in force or cease to apply to the Company, this Policy shall also cease to be in force.

Contact Information

If there are any queries, please contact either the Chief HR Officer – AMP, Group Compensation & Benefits Director or Chief Legal Officer & Company Secretary.